Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 28, 2014, relating to the consolidated financial statements of BioAmber Inc. and subsidiaries (a development stage company) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s development stage status) appearing in the Annual Report on Form 10-K of BioAmber Inc. and subsidiaries for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte LLP1

Montreal, Canada

June 2, 2014

[1]	CPA auditor, CA, public accountancy permit No. A118581